UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 1, 2008

O’REILLY AUTOMOTIVE, INC.
(Exact name of registrant as specified in its charter)

Missouri	000-21318	44-0618012
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

233 South Patterson
Springfield, Missouri 65802
(Address of principal executive offices, Zip code)

(417) 862-6708
(Registrant’s telephone number, including area code)

(Not Applicable)
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Material Definitive Agreement

On April 1, 2008, O’Reilly Automotive, Inc., a Missouri corporation (“O’Reilly”), OC Acquisition Company, a Delaware corporation and an indirect wholly-owned subsidiary of O’Reilly (“Merger Sub”) and CSK Auto Corporation, a Delaware corporation (“CSK”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

The Merger Agreement provides that, on and subject to the terms of the Merger Agreement, Merger Sub will commence an exchange offer (the “Offer”), within ten business days of receiving the required information from CSK, to purchase all of the outstanding shares (the “Shares”) of CSK common stock, $0.01 par value, for (a) a fraction of a share of O’Reilly common stock based on exchange ratio (subject to the collar as described below) equal to $11.00 divided by the average trading price of O’Reilly common stock for the five consecutive trading days ending on and including the second trading day prior to the consummation of the Offer plus (b) $1.00 in cash (subject to reduction for costs associated with obtaining credit agreement waivers or amendments, if any, incurred by CSK over $3 million); provided, however, that if the average trading price of O’Reilly common stock is greater than $29.95, then the exchange ratio shall equal 0.3673, and if the average trading price is less than $25.67, then the exchange ratio shall equal 0.4285 (the sum of (a) and (b) being the “Offer Price”).

Following consummation of the Offer, Merger Sub will merge with and into CSK with CSK surviving as a wholly-owned subsidiary of O’Reilly (the “Merger”). In the Merger, each outstanding Share that is not tendered and accepted pursuant to the Offer (other than the Shares held in the treasury of CSK, owned by O’Reilly, Merger Sub, or any subsidiary of O’Reilly or CSK immediately prior to the effective time of the Merger, and other than the Shares as to which appraisal rights have been perfected in accordance with applicable law) will be cancelled and converted into the right to receive the Offer Price, on the terms and conditions set forth in the Merger Agreement. At the effective time of the Merger, (i) each outstanding option to acquire CSK common stock will be converted into the right to receive a number of shares of O’Reilly common stock equal to the number of shares subject to such stock option multiplied by an exchange ratio based upon the Offer Price and (ii) each other unvested equity-based award will be converted into an equity-based award relating to a number of shares of O’Reilly common stock equal to the number of shares subject to such equity-based award multiplied by an exchange ratio based upon the Offer Price.

Consummation of the Offer is subject to various conditions, including, but not limited to (i) at least a majority of shares of CSK common stock then outstanding on a fully diluted basis being tendered into the Offer, (ii) the expiration or termination of the applicable Hart-Scott-Rodino waiting period, (iii) the registration statement for O’Reilly’s common stock issuable in connection with the Offer and Merger being declared effective and the listing of such shares on Nasdaq, (iv) receipt of opinions of counsel regarding tax-free reorganization and (v) the absence of any Material Adverse Effect (as defined in the Merger Agreement) with respect to CSK’s business. The Offer is not subject to a financing condition.

The Offer will expire at midnight, New York time, on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the Offer and the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”).

The consummation of the Merger is subject to various additional conditions, including, if required under Delaware law, approval of the Merger Agreement by CSK stockholders. The parties have agreed that if after the purchase of Shares pursuant to the Offer and any subsequent offering period, and after giving effect to any shares of CSK common stock purchased pursuant to the option described in the next paragraph, Merger Sub owns at least 90% of the outstanding Shares, then once the other conditions of the Merger are satisfied or waived, Merger Sub will merge into CSK in a “short-form” merger pursuant to the applicable provisions of Delaware law which will not require a vote of CSK’s stockholders.

In the Merger Agreement, CSK has granted to O’Reilly and Merger Sub an option (the “Top Up Option”) to purchase, at a price per share equal to the Offer Price, a number of newly issued shares of CSK common stock equal to the lowest number of shares that, when added to the number of Shares owned, directly or indirectly, by O’Reilly or Merger Sub at the time of exercise of the Top Up Option, constitutes one share more than 90% of the fully diluted shares of CSK common stock (after giving effect to the issuance of all shares subject to the Top Up Option). O’Reilly or Merger Sub may exercise the Top Up Option, in whole or in part, provided that upon exercise of the Top Up Option, O’Reilly will directly or indirectly own one share more than 90% of the outstanding Shares (after giving effect to the issuance of shares of CSK common stock pursuant to the exercise of the Top Up Option), at any time on or after the consummation of the Offer and prior to (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

In addition, pursuant to the terms of the Merger Agreement, effective upon the purchase of Shares pursuant to the Offer, O’Reilly will be entitled to designate a number of directors, rounded up to the next whole number, on CSK’s Board of Directors and Board committees equal to the product of (i) the total number of directors on CSK’s Board of Directors or Board committee, as applicable, and (ii) the percentage that the number of Shares beneficially owned by O’Reilly and/or Merger Sub bears to the number of Shares then outstanding.

The Merger Agreement contains customary representations and warranties by O’Reilly, Merger Sub and CSK. The Merger Agreement also contains customary covenants and agreements, including with respect to the operations of the business of CSK and its subsidiaries between signing and closing, restrictions on the solicitation of proposals by CSK with respect to alternative transactions, governmental filings and approvals and other matters. The Offer and the Merger are intended to qualify as a reorganization for federal income tax purposes.

The Merger Agreement contains certain termination rights for O’Reilly and CSK, including if the Offer is not consummated on or before the date that is 180 days after the date of the Merger Agreement, and further provides that if the Merger Agreement is terminated under certain circumstances, CSK will be required to pay O’Reilly a termination fee of $22 million. In the event that the average trading price of O'Reilly's common stock during the five consecutive trading days ending on and including the second trading day prior to the closing of the Offer is less than or equal to $21.00 per share, CSK may terminate the Merger Agreement unless O'Reilly exercises its option to issue an additional number of its shares or increase the amount of cash to be paid such that the total value of O'Reilly common stock and cash exchanged for each share of the Company's common stock is at least equal to $10.00 (subject to reduction for costs associated with obtaining credit agreement waivers or amendments, if any, incurred by CSK over $3 million).

The Board of Directors of each of O’Reilly, Merger Sub and CSK has approved the Merger Agreement and the transactions contemplated thereby.

A copy of the Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about O’Reilly, Merger Sub or CSK.

Additional Information

In connection with the Offer, O’Reilly intends to file a registration statement on Form S-4 and a Schedule TO with the SEC and CSK intends to file a solicitation/recommendation statement on Schedule 14D-9. Such documents, however, are not currently available. These documents contain important information about the transaction and should be read before any decision is made with respect to the Offer. Investors will be able to obtain free copies of the registration statement, Schedule TO and Schedule 14D-9, as well as other filings containing information about O’Reilly and CSK without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. A free copy of the Offer materials, when they become available, may also be obtained from O’Reilly or CSK.

Safe Harbor for Forward-Looking Statements

Statements in this Current Report on Form 8-K may contain certain forward-looking statements relating to O'Reilly and its expectations for the proposed acquisition of CSK that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. All such statements concerning activities, events or developments that O'Reilly expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations, forecasts and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the following: the risk that the proposed transaction will not close because of a failure to satisfy one or more of the closing conditions; the risk that O'Reilly's business will have been adversely impacted during the pendency of the proposed transaction; the risk that the integration of operations may not be successful or may be materially delayed or may be more costly or difficult than expected; and the risk that the expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated. Additional information on these and other risks, uncertainties and factors is included in O'Reilly's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Current Report on Form 8-K. Except for any obligation to disclose material information under the Federal securities laws, O'Reilly undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof.

Section 9 – Financial Statements and Exhibits

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated April 1, 2008, between O’Reilly Automotive, Inc., OC Acquisition Company and CSK Auto Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 7, 2008	O’REILLY AUTOMOTIVE, INC.

By: /s/ Thomas McFall Thomas McFall Chief Financial Officer (principal financial officer)

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated April 1, 2008, between O’Reilly Automotive, Inc., OC Acquisition Company and CSK Auto Corporation.